Exhibit 99.1

Lufax Reports Third Quarter 2026 Financial Results

SHANGHAI, October 27, 2026 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced its unaudited financial results for the third quarter ended September 30, 2026.

Third Quarter 2026 Financial Highlights

•	Total income was RMB6,180 million (US$922 million) in the third quarter of 2026, compared to RMB6,479 million in the same period of 2025.

•	Net loss was RMB1,494 million (US$223 million) in the third quarter of 2026, compared to net loss of RMB380 million in the same period of 2025.

(In millions except percentages, unaudited)	Three Months Ended September 30,
	2025	2026		YoY
	RMB	RMB	USD
Total income	6,479	6,180	922	(4.6%)
Total expenses	(6,785)	(6,901)	(1,029)	1.7%
Total expenses excluding credit impairment losses, finance costs and other gains or losses	(2,613)	(2,262)	(337)	(13.4%)
Credit impairment losses, finance costs and other gains or losses	(4,172)	(4,639)	(692)	11.2%
Net loss	(380)	(1,494)	(223)	293.2%

Third Quarter 2026 Operational Highlights

•

Total outstanding balance of loans we enabled was RMB167.1 billion as of September 30, 2026, compared to RMB189.6 billion as of September 30, 2025, representing a decrease of 11.9%, among which the outstanding balance of consumer finance loans was RMB70.5 billion as of September 30, 2026, compared to RMB58.9 billion as of September 30, 2025, representing an increase of 19.8%.

•

Total new loans enabled were RMB58.3 billion in the third quarter of 2026, representing an increase of 2.5% compared to RMB56.9 billion in the same period of 2025, among which new consumer finance loans were RMB39.7 billion in the third quarter of 2026, compared to RMB31.7 billion in the same period of 2025, representing an increase of 25.2%.

•	Cumulative number of borrowers increased by 23.8% to approximately 35.3 million as of September 30, 2026 from approximately 28.5 million as of September 30, 2025.

•	As of September 30, 2026, including the consumer finance subsidiary, the Company bore risk on 95.8% of its outstanding balance of loans enabled, up from 87.3% as of September 30, 2025.

•	As of September 30, 2026, excluding the consumer finance subsidiary, the Company bore risk on 97.2% of its outstanding balance of loans enabled, up from 88.6% as of September 30, 2025.

•	For the third quarter of 2026, the Company’s retail credit enablement business take rate[1] based on loan balance was 14.0%, as compared to 13.0% for the third quarter of 2025.

•

C-M3 flow rate[2] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 1.2% in the third quarter of 2026, compared to 1.0% in the second quarter of 2026. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.2% and 1.1% respectively in the third quarter of 2026, as compared to 1.0% and 0.9% respectively in the second quarter of 2026.

•

Days past due (“DPD”) 30+ delinquency rate[3] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 5.5% as of September 30, 2026, as compared to 5.8% as of June 30, 2026. DPD 30+ delinquency rate for general unsecured loans was 5.6% as of September 30, 2026, as compared to 6.1% as of June 30, 2026. DPD 30+ delinquency rate for secured loans remained flat at 5.0% as of September 30, 2026, as compared to 5.0% as of June 30, 2026.

•

DPD 90+ delinquency rate[4] for total loans enabled, excluding the consumer finance subsidiary, was 3.2% as of September 30, 2026, as compared to 3.7% as of June 30, 2026. DPD 90+ delinquency rate for general unsecured loans was 3.3% as of September 30, 2026, as compared to 3.9% as of June 30, 2026. DPD 90+ delinquency rate for secured loans was 2.9% as of September 30, 2026, as compared to 3.1% as of June 30, 2026.

•	As of September 30, 2026, the non-performing loan (NPL) ratio[5] for consumer finance loans was 1.3% as compared to 1.3% as of June 30, 2026.

“Trading in our ordinary shares on the Hong Kong Stock Exchange resumed on September 24, 2026, and we thank our shareholders and the broader investor community for their patience and support,” said Mr. Xiang Ji, Chief Executive Officer of Lufax. “In response to the challenging environment, we continued to apply our selective customer strategy, exited certain high-risk customer segments, and adjusted our post-loan collection approach. Our DPD 30+ and DPD 90+ delinquency rates declined sequentially, while our C-M3 flow rate rose to 1.2%.”

“Consumer finance remained our main growth driver, with new consumer finance loan sales up by 25.2% year over year, supporting overall new loan sales growth of 2.5% year over year to RMB58.3 billion. Going forward, we will remain prudent in our operations, focused on quality growth, and committed to delivering long-term value to our shareholders.”

[1]

The take rate of retail credit enablement business is calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income (excluding revenue from Ping An Digital Bank and LU-AN credit subsidiaries), guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period.

[2]

C-M3 flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from the flow rate calculation.

[3]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, Ping An Digital Bank and LU-AN credit subsidiaries and referral product are excluded from the calculation.

[4]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, Ping An Digital Bank and LU-AN credit subsidiaries and referral product are excluded from the calculation.

[5]

Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans.

“Our net loss for the third quarter was RMB1,494 million, compared to RMB380 million in the same period of 2025,” said Ms. Jia Liu, Chief Financial Officer of Lufax. “The increase reflected higher credit impairment losses and additional income tax expenses, primarily due to a reduction of deferred tax assets and recognition of additional withholding taxes in connection with the satisfaction of the funding needs of our Company and its overseas subsidiaries through dividend distribution from domestic subsidiaries. This was partially offset by continued cost discipline, with expenses excluding credit impairment losses, finance costs and other gains or losses down by 13.4% year over year. We remain focused on disciplined execution, strengthening our governance and controls, and building a sustainable, higher-quality growth path for Lufax.”

Third Quarter 2026 Financial Results

TOTAL INCOME

Total income was RMB6,180 million (US$922 million) in the third quarter of 2026, compared to RMB6,479 million in the same period of 2025, representing a decrease of 4.6%.

	Three Months Ended September 30,
(In millions except percentages, unaudited)	2025		2026		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	1,390	21.5%	1,055	17.1%	(24.1%)
Net interest income	3,334	51.5%	3,677	59.5%	10.3%
Guarantee income	1,353	20.9%	1,020	16.5%	(24.6%)
Other income	268	4.1%	167	2.7%	(37.7%)
Investment income	134	2.1%	261	4.2%	94.8%
Total income	6,479	100.0%	6,180	100.0%	(4.6%)

•

Technology platform-based income was RMB1,055 million (US$157 million) in the third quarter of 2026, compared to RMB1,390 million in the same period of 2025, representing a decrease of 24.1%. This decrease was primarily due to the decrease of retail credit and enablement service fees as a result of the decrease in the new loan sales and outstanding balance of off-balance sheet loans.

•

Net interest income was RMB3,677 million (US$548 million) in the third quarter of 2026, compared to RMB3,334 million in the same period of 2025, representing an increase of 10.3%, mainly due to the expansion of our consumer finance and microloan lending business.

•

Guarantee income was RMB1,020 million (US$152 million) in the third quarter of 2026, compared to RMB1,353 million in the same period of 2025, representing a decrease of 24.6%, primarily attributable to a decrease in the average balance of off-balance sheet loans and average fee rates.

•

Other income was RMB167 million (US$25 million) in the third quarter of 2026, compared to other income of RMB268 million in the same period of 2025. This decrease was primarily due to a decrease in account management fees caused by decreased collections in the third quarter of 2026.

•

Investment income was RMB261 million (US$39 million) in the third quarter of 2026, compared to RMB134 million in the same period of 2025. This increase was primarily attributable to the impact of changes in the valuations of certain assets.

TOTAL EXPENSES

Total expenses increased by 1.7% to RMB6,901 million (US$1,029 million) in the third quarter of 2026 from RMB6,785 million in the same period of 2025. This increase was mainly due to the increase in credit impairment losses by 10.3% to RMB4,511 million (US$673 million) in the third quarter of 2026 from RMB4,089 million in the same period of 2025, partially offset by the decrease in sales and marketing expenses by 13.7% to RMB842 million (US$126 million) in the third quarter of 2026 from RMB976 million in the same period of 2025 and the decrease in operation and servicing expenses by 16.1% to RMB774 million (US$115 million) in the third quarter of 2026 from RMB922 million in the same period of 2025. Total expenses excluding credit impairment losses, finance costs and other gains or losses – net decreased by 13.4% to RMB2,262 million (US$337 million) in the third quarter of 2026 from RMB2,613 million in the same period of 2025.

	Three Months Ended September 30,
(In millions except percentages, unaudited)	2025		2026		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	976	15.1%	842	13.6%	(13.7%)
General and administrative expenses	478	7.4%	420	6.8%	(12.1%)
Operation and servicing expenses	922	14.2%	774	12.5%	(16.1%)
Technology and analytics expenses	236	3.6%	226	3.7%	(4.2%)
Credit impairment losses	4,089	63.1%	4,511	73.0%	10.3%
Finance costs	73	1.1%	122	2.0%	67.1%
Other gains or losses - net	10	0.2%	5	0.1%	(50.0%)
Total expenses	6,785	104.7%	6,901	111.7%	1.7%

•

Sales and marketing expenses decreased by 13.7% to RMB842 million (US$126 million) in the third quarter of 2026 from RMB976 million in the same period of 2025. The decrease was primarily due to the decreased outstanding balance of off-balance sheet loans.

•

General and administrative expenses decreased by 12.1% to RMB420 million (US$63 million) in the third quarter of 2026 from RMB478 million in the same period of 2025. This decrease was primarily due to our continuous expense optimization and control measures.

•

Operation and servicing expenses decreased by 16.1% to RMB774 million (US$115 million) in the third quarter of 2026 from RMB922 million in the same period of 2025, primarily due to our expense control measures and the decrease in the loan balance.

•

Technology and analytics expenses decreased by 4.2% to RMB226 million (US$34 million) in the third quarter of 2026 from RMB236 million in the same period of 2025, primarily due to expense control measures we adopted.

•

Credit impairment losses increased by 10.3% to RMB4,511 million (US$673 million) in the third quarter of 2026 from RMB4,089 million in the same period of 2025, primarily due to the increase in the actual losses and provision of loans and receivables.

•

Finance costs increased by 67.1% to RMB122 million (US$18 million) in the third quarter of 2026 from RMB73 million in the same period of 2025, mainly due to the decrease in deposit interest income, partially offset by the decrease in loan interest expenses.

•

Other losses were RMB5 million (US$1 million) in the third quarter of 2026, compared to other losses of RMB10 million in the same period of 2025. The change was primarily due to the combined effects of the increase in foreign exchange gains in 2026 and a decrease in government subsidies.

INCOME TAX EXPENSE

Income tax expenses increased by 946.5% from RMB74 million in the third quarter of 2025 to RMB773 million (US$115 million) in the third quarter of 2026. The increase was primarily due to the recognized additional tax expenses resulting from the reduction of deferred tax assets, based on the Company’s current assessment of the overall business operation and financial performance of the certain subsidiary of the Company, and additional withholding tax recognized in the third quarter of 2026.

NET LOSS

Net loss was RMB1,494 million (US$223 million) in the third quarter of 2026, compared to a net loss of RMB380 million in the same period of 2025, as a result of the aforementioned factors.

LOSS PER ADS

Basic and diluted loss per American Depositary Share (“ADS”) were both RMB1.78 (US$0.27) in the third quarter of 2026. Each ADS represents two ordinary shares.

BALANCE SHEET

The Company had RMB21,247 million (US$3,169 million) in cash at bank as of September 30, 2026, as compared to RMB22,086 million as of December 31, 2025. Net assets of the Company amounted to RMB79,982 million (US$11,930 million) as of September 30, 2026, as compared to RMB82,041 million as of December 31, 2025.

Changes to Internal Control Improvement Committee Composition

The board of directors of the Company has approved changes to the composition of the Internal Control Improvement Committee, which is the Special Committee established by the board of directors announced in April 2025 to assume responsibility for implementing the improvement of the Company’s internal control system, effective October 28, 2026. Mr. Dicky Peter Yip has stepped down as chairperson and a member of the Internal Control Improvement Committee and will continue to serve as the chairman of Board and a director of the Company. Mr. Siu Hong Cheng, a current member of the Internal Control Improvement Committee, has been appointed as chairperson of the Internal Control Improvement Committee, and Mr. Xiang Ji, a director and the chief executive officer of the Company, has been appointed as a member of the Internal Control Improvement Committee.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Tuesday, October 27, 2026 (9:00 A.M. Beijing Time on Wednesday, October 28, 2026) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://dpregister.com/sreg/10212714/1051ae54b60

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

The replay will be accessible through November 3, 2026, by dialing the following numbers:

United States:	1-855-669-9658
International:	1-412-317-0088
Conference ID:	5224502

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners and others. In doing so, the Company has established relationships with over 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7045 to US$1.00, the rate in effect as of September 30, 2026, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2026		2025	2026
	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	1,390,314	1,054,875	157,338	4,276,862	3,193,881	476,379
Net interest income	3,333,645	3,676,532	548,368	9,738,322	10,615,303	1,583,310
Guarantee income	1,353,383	1,020,245	152,173	4,169,353	3,361,471	501,375
Other income	267,677	166,653	24,857	975,859	712,301	106,242
Investment income	133,951	261,351	38,981	1,402,823	785,857	117,213
Total income	6,478,970	6,179,656	921,718	20,563,219	18,668,813	2,784,520

Sales and marketing expenses	(976,296)	(842,238)	(125,623)	(3,045,254)	(2,544,336)	(379,497)
General and administrative expenses	(478,189)	(420,187)	(62,672)	(1,474,887)	(953,355)	(142,196)
Operation and servicing expenses	(922,462)	(773,989)	(115,443)	(2,971,279)	(2,541,328)	(379,048)
Technology and analytics expenses	(235,913)	(225,839)	(33,685)	(710,252)	(653,334)	(97,447)
Credit impairment losses	(4,089,048)	(4,511,494)	(672,905)	(11,947,259)	(13,165,732)	(1,963,716)
Finance costs	(72,886)	(121,705)	(18,153)	(155,566)	(351,386)	(52,410)
Other gains/(losses) - net	(9,821)	(5,362)	(800)	(73,407)	134,038	19,992

Total expenses	(6,784,615)	(6,900,814)	(1,029,281)	(20,377,904)	(20,075,433)	(2,994,322)

Profit before income tax expenses	(305,645)	(721,158)	(107,563)	185,315	(1,406,620)	(209,802)
Income tax expenses	(73,859)	(772,928)	(115,285)	(1,083,794)	(781,735)	(116,599)

Net profit/(loss) for the period	(379,504)	(1,494,086)	(222,848)	(898,479)	(2,188,355)	(326,401)

Net profit/(loss) attributable to:
Owners of the Group	(425,445)	(1,535,438)	(229,016)	(1,192,680)	(2,431,327)	(362,641)
Non-controlling interests	45,941	41,352	6,168	294,201	242,972	36,240

Net profit/(loss) for the period	(379,504)	(1,494,086)	(222,848)	(898,479)	(2,188,355)	(326,401)

Earnings/(losses) per share
-Basic earnings/(losses) per share	(0.25)	(0.89)	(0.13)	(0.69)	(1.40)	(0.21)

-Diluted earnings/(losses) per share	(0.25)	(0.89)	(0.13)	(0.69)	(1.40)	(0.21)

-Basic earnings/(losses) per ADS	(0.50)	(1.78)	(0.27)	(1.38)	(2.80)	(0.42)

-Diluted earnings/(losses) per ADS	(0.50)	(1.78)	(0.27)	(1.38)	(2.80)	(0.42)

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2025	2026
	RMB	RMB	USD
Assets
Cash at bank	22,086,187	21,247,389	3,169,124
Restricted cash	19,035,154	15,863,007	2,366,024
Financial assets at fair value through profit or loss	34,666,573	34,187,377	5,099,169
Financial assets at fair value through other comprehensive income	6,182,229	5,594,278	834,406
Financial assets at amortized cost	—	2,100,817	313,344
Financial assets held under resale agreements	1,577,029	—	—
Accounts and other receivables and contract assets	4,240,132	3,206,757	478,299
Loans to customers	102,290,974	106,679,269	15,911,592
Deferred tax assets	6,978,651	7,604,925	1,134,302
Property and equipment	54,137	49,667	7,408
Intangible assets	911,603	903,738	134,796
Right-of-use assets	265,523	205,391	30,635
Goodwill	9,169,031	9,156,255	1,365,688
Other assets	657,424	768,248	114,587

Total assets	208,114,647	207,567,118	30,959,373

Liabilities
Payable to platform investors	667,794	508,046	75,777
Borrowings	63,535,913	72,590,390	10,827,115
Customer deposits	9,456,934	11,585,970	1,728,089
Current income tax liabilities	396,643	482,171	71,918
Accounts and other payables and contract liabilities	7,557,062	6,749,477	1,006,708
Payable to investors of consolidated structured entities	28,921,222	20,053,410	2,991,037
Financing guarantee liabilities	5,647,343	4,976,520	742,266
Deferred tax liabilities	297,931	453,185	67,594
Lease liabilities	259,764	199,878	29,813
Convertible promissory notes payable	6,503,803	6,580,590	981,518
Financial assets sold under repurchase agreements	1,662,008	2,278,794	339,890
Other liabilities	1,167,155	1,126,958	168,090

Total liabilities	126,073,572	127,585,389	19,029,814

Equity
Share capital	117	117	17
Share premium	27,027,931	27,027,931	4,031,312
Treasury shares	(5,642,768)	(5,642,768)	(841,639)
Other reserves	1,746,502	1,875,678	279,764
Retained earnings	56,698,381	54,267,053	8,094,124

Total equity attributable to owners of the Company	79,830,163	77,528,011	11,563,578

Non-controlling interests	2,210,912	2,453,718	365,981

Total equity	82,041,075	79,981,729	11,929,559

Total liabilities and equity	208,114,647	207,567,118	30,959,373

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2026		2025	2026
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from/(used in) operating activities	3,086,920	(224,805)	(33,530)	8,496,049	(800,698)	(119,427)
Net cash (used in)/generated from investing activities	(8,682,544)	672,023	100,235	(11,492,622)	2,176,993	324,706
Net cash generated from financing activities	4,923,413	2,273,224	339,059	3,764,245	314,181	46,861
Effects of exchange rate changes on cash and cash equivalents	(4,423)	(21,472)	(3,203)	(22,118)	(66,676)	(9,945)

Net (decrease)/increase in cash and cash equivalents	(676,634)	2,698,970	402,561	745,554	1,623,800	242,196
Cash and cash equivalents at the beginning of the period	13,220,623	10,013,903	1,493,609	11,798,435	11,089,073	1,653,975
Cash and cash equivalents at the end of the period	12,543,989	12,712,873	1,896,170	12,543,989	12,712,873	1,896,170